UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BioMimetic Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09064X101

(CUSIP Number)

    James A. Lightman, Senior Vice President, General Counsel and Secretary

Wright Medical Group, Inc.

5677 Airline Road

Arlington, Tennessee 38002

Telephone: (901) 867-9971

with a copy to:

Martin J. Waters, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92103-3002

Telephone: (858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Wright Medical Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,125,000 shares
	8	SHARED VOTING POWER 9,037,826 shares (1)
	9	SOLE DISPOSITIVE POWER 1,125,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,162,826 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Comprised of (i) 8,144,491 issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of BioMimetic Therapeutics, Inc. (“BMTI”) owned by the Committed Stockholders (as defined in Item 3 below), (ii) vested options held by the Committed Stockholders to purchase 844,585 shares of common stock of BMTI (which, upon issuance, will become Shares as defined in the Voting Agreements described in Item 4 below), and (iii) options held by the Committed Stockholders to purchase 48,750 shares of common stock of BMTI that are exercisable within 60 days of November 29, 2012 (which, upon issuance, will become Shares as defined in the Voting Agreements described in Item 4 below), which may be deemed to be beneficially owned by Wright Medical Group, Inc. pursuant to the Voting Agreements.
(2)	The calculation of this percentage is based on 28,225,241 shares of BMTI common stock issued and outstanding as of November 14, 2012, as represented by BMTI in the Merger Agreement described in Item 4 below.

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Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Shares”), of BioMimetic Therapeutics, Inc., a Delaware corporation (“BMTI”), whose principal executive offices are located at 389 Nichol Mill Lane, Franklin, Tennessee 37067.

Item 2. Identity and Background

(a) — (c) and (f) The person filing this Schedule 13D is Wright Medical Group, Inc., a Delaware corporation (“Parent”). The principal executive office of Parent is located at 5677 Airline Road, Arlington, Tennessee 38002. The telephone number for Parent is (901) 867-9971. Parent’s principal business is the design, manufacture and marketing of devices and biologic products for extremity, hip and knee repair and reconstruction.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of Parent are set forth in Annex I hereto and incorporated herein by reference.

(d) — (e) During the last five years, neither Parent nor, to the knowledge of Parent, any of the persons listed on Annex I attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

Parent purchased an aggregate of 1,125,000 shares of BMTI common stock for a total consideration (including any brokerage commissions) of $2,956,867 from the capital of Parent.

Furthermore, as an inducement to Parent and Merger Sub entering into the Merger Agreement described in Item 4, and in consideration thereof, certain of BMTI’s stockholders (each a “Committed Stockholder” and collectively, the “Committed Stockholders”) entered into a Voting Agreement, dated as of November 19, 2012 (each, a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each Committed Stockholder has agreed, among other things, to vote its respective Shares in favor of, or execute consents in favor of, the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting of, or in connection with any proposed action by written consent of, the holders of Shares, on the terms and subject to the conditions set forth in the Voting Agreements. Parent did not pay any additional consideration to the Committed Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference. Any beneficial ownership of Parent in BMTI that may be deemed to arise from the Voting Agreements is not expected to require the expenditure of any funds. See Item 4 for a description of the Merger Agreement and the merger consideration to be paid thereunder.

References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger

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Agreement and the Form of Voting Agreement, respectively, copies of which are filed as Exhibit 1 and Exhibit 3, respectively, to this Schedule 13D and which are incorporated by reference in this Item 3 in their entirety.

Item 4. Purpose of Transaction

Parent acquired 1,125,000 shares of BMTI common stock as a strategic investment in BMTI. Parent and the Committed Stockholders entered into Voting Agreements as an inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement. The purpose of the Merger Agreement is to acquire control of, and the entire equity interest in, BMTI. The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On November 19, 2012, Parent entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BMTI and Parent’s direct wholly-owned subsidiaries, Achilles Merger Subsidiary, Inc. (“Merger Sub”) and Achilles Acquisition Subsidiary, LLC, a Delaware limited liability company (“Sister Subsidiary” and together with Merger Sub, the “Merger Subsidiaries”). The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into BMTI (the “Initial Merger”) followed by BMTI merging with and into Sister Subsidiary (together with the Initial Merger, the “Transaction”). As a result of the Transaction, BMTI will become a wholly-owned subsidiary of Parent and the stockholders of BMTI prior to the Initial Merger will own approximately 14.5% of Parent.

Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, at the effective time of the Initial Merger (the “Effective Time”), each outstanding share of BMTI’s common stock (other than shares owned by Parent, BMTI or their respective subsidiaries, or shares as to which dissenters’ rights have been properly exercised) will be converted into the right to receive (i) $1.50 in cash, without interest, (ii) 0.2482 of a validly issued, fully paid and non-assessable share of Parent common stock, $0.01 par value per share (“Parent Common Stock”) and (iii) one contingent value right (a “CVR”) to be issued by Parent subject to and in accordance with the CVR Agreement described below.

The Merger Agreement includes customary representations, warranties and covenants of Parent, BMTI and the Merger Subsidiaries. BMTI has agreed to operate its business in the ordinary course consistent with past practice until the Effective Time, subject to certain agreed upon limitations, and has agreed to certain “non-solicitation” provisions that prohibit BMTI from soliciting proposals relating to alternative transactions and, subject to certain exceptions, entering into discussions or negotiations concerning proposals for alternative transactions prior to the Effective Time. Parent has also agreed to certain covenants and agreements, including that it will nominate an independent member of BMTI’s board of directors for election to Parent’s board of directors at Parent’s 2013 annual meeting.

The completion of the Transaction is subject to various closing conditions, including obtaining the approval of BMTI’s stockholders, registering the shares of Parent Common Stock and CVRs to be issued in connection with the Transaction, and receipt of regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Merger Agreement contains certain termination rights for both Parent and BMTI, including, subject to certain conditions, for BMTI to enter into an agreement with respect to a superior proposal if a failure to do so would be inconsistent with the fiduciary duties of BMTI’s board of directors. Upon termination under certain circumstances, BMTI would be required to pay Parent a termination fee of $8,255,000. The Merger Agreement also provides that, upon termination under certain circumstances, Parent would be required to pay BMTI a termination fee of $30 million.

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Contingent Value Rights Agreement

In connection with the Merger Agreement, Parent and a trustee mutually agreeable to Parent and BMTI will enter into a Contingent Value Rights Agreement (“CVR Agreement”) governing the terms of the CVRs. A holder of a CVR will be entitled to receive the following cash payments, conditioned upon the achievement of certain milestones as follows:

•

Approval Milestone: Parent would be obligated to pay $3.50 per CVR upon United States Food and Drug Administration (“FDA”) approval of Augment® Bone Graft on or before the sixth anniversary of the closing of the Transaction.

•

Product Sales Milestone #1: Parent would be obligated to pay $1.50 per CVR the first time sales of specified products exceed $40 million during a consecutive 12 month period. If such milestone is achieved prior to the second anniversary of the closing of the Transaction, the payment related to such milestone will be payable on the later of the second anniversary of the closing of the Transaction or 20 business days following notice of achievement of the milestone.

•

Product Sales Milestone #2: Parent would be obligated to pay $1.50 per CVR the first time sales of specified products exceed $70 million during a consecutive 12 month period. If such milestone is achieved prior to the second anniversary of the closing of the Transaction, the payment related to such milestone will be payable on the later of the second anniversary of the closing of the Transaction or 20 business days following notice of achievement of the milestone.

Parent has agreed to use certain diligent efforts to achieve each of the milestones, which efforts generally require Parent to use those efforts normally used by persons in the medical device business similar in size and resources to Parent. In addition, Parent has agreed to use its commercially reasonable efforts to maintain a listing for trading on the Nasdaq Global Market or another national securities exchange for so long as any CVRs remain outstanding.

On or after the third anniversary of closing of the Transaction, on any date on which both: (i) FDA approval of Augment® has not been achieved and (ii) the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to such date is less than $0.10, Parent may provide notice (a “Failure Purchase Notice”) to holders of CVRs that it will purchase all (but not less than all) of the outstanding CVRs (a “Failure Purchase”). The price at which the CVRs are to be purchased in a Failure Purchase is 115% of the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to the 5th trading day before the date of the Failure Purchase Notice.

Voting Agreements

Concurrently with the execution of the Merger Agreement, the Committed Stockholders, who together beneficially own approximately 30% of BMTI’s outstanding common stock, entered into Voting Agreements whereby they agreed, among other things, to vote all Shares held by them in favor of adopting the Merger Agreement. The Committed Stockholders also granted Parent an irrevocable proxy to vote their Shares in accordance with the preceding sentence.

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General

Other than as described in this Item 4, Parent has no present plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Parent reserves the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Voting Agreements).

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

References to, and descriptions of, the Merger Agreement, the CVR Agreement, and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, the CVR Agreement, and the Form of Voting Agreement, respectively, copies of which are filed as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety.

Item 5. Interest in Securities of the Issuer

(a) — (b) As a result of its direct acquisition of shares of BMTI common stock, Parent beneficially owns 1,125,000 shares of BMTI common stock, representing approximately 4.0% of BMTI’s issued and outstanding shares of BMTI common stock (assuming 28,225,241 shares issued and outstanding as of November 14, 2012, as represented by BMTI in the Merger Agreement). Parent has the sole power to vote and dispose of 1,125,000 shares of BMTI common stock. Furthermore, for the purpose of Rule 13d-3 under the Exchange Act, Parent, by reason of the execution and delivery of the Voting Agreements, may be deemed to have shared voting power with the Committed Stockholders with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 9,037,826 Shares, comprised (i) 8,144,491 issued and outstanding Shares owned by the Committed Stockholders, (ii) vested options held by the Committed Stockholders to purchase 844,585 shares of BMTI common stock, and (iii) options held by the Committed Stockholders to purchase 48,750 shares of BMTI common stock that are exercisable within 60 days of November 29, 2012, representing, in the aggregate, approximately 32.0% of BMTI’s issued and outstanding shares of BMTI common stock (assuming 28,225,241 shares of BMTI common stock issued and outstanding as of November 14, 2012, as represented by BMTI in the Merger Agreement). With respect to the voting of the Shares held by the Committed Stockholders, Parent (acting through its chief executive officer, chief financial officer or general counsel) has the power to vote or direct the voting of the Shares in accordance with the terms of the Voting Agreements.

Except as set forth in this Item 5, neither Parent nor, to the knowledge of Parent, any of the persons listed on Annex I attached hereto, beneficially owns or has the power to vote or cause the vote of any Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Parent is the beneficial owner of the Shares subject to the Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the execution and delivery of the Voting Agreements and the Merger Agreement, no transactions in Shares were effected by Parent or, to the knowledge of Parent, any of the persons listed on Annex I attached hereto, during the 60 days prior to the date hereof.

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(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of Parent, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of BMTI.

Item 7. Material to be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of November 19, 2012, by and among Parent, Merger Sub, Sister Subsidiary and BMTI (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on November 19, 2012).

2.	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent on November 19, 2012).

3.	Form of Voting Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parent on November 19, 2012).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wright Medical Group, Inc.

By:	/s/ Robert J. Palmisano
	Name:	Robert J. Palmisano
	Title:	President and Chief Executive Officer

Dated: November 29, 2012

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ANNEX I

Information Concerning Directors and Executive Officers of Wright Medical Group, Inc.

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Wright Medical Group, Inc. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Wright. The current business address of each of these individuals is 5677 Airline Road, Arlington, Tennessee 38002, and the current business phone number of each of these individuals is (901) 867-9971. Each of the persons listed below is a U.S. citizen.

Board of Directors

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

David D. Stevens	Mr. Stevens has served as a director of Wright since 2004. Mr. Stevens served as Wright’s interim Chief Executive Officer from April 4, 2011 to September 17, 2011. He has been a private investor since 2006. Mr. Stevens was the Chief Executive Officer of Accredo Health Group, Inc., a subsidiary of Medco Health Solutions, Inc., from 2005 to 2006. He was the Chairman of the Board and Chief Executive Officer of Accredo Health, Inc. from 1996 to 2005. Mr. Stevens was the President and Chief Operating Officer of the predecessor companies of Accredo Health from their inception in 1983 until 1996. He is a director of Medco Health Solutions, Inc. and Thomas & Betts Corporation, both public companies.

Gary D. Blackford	Mr. Blackford has served as a director of Wright since 2008. Since 2007, Mr. Blackford has served as Chairman of the Board of Directors of Universal Hospital Services, Inc. In addition to his role as Chairman, Mr. Blackford has been the President, Chief Executive Officer and a member of the Board of Directors of Universal Hospital Services, Inc. since 2003. From 2001 to 2002, Mr. Blackford was Chief Executive Officer for Curative Health Services Inc. From 1999 to 2001, Mr. Blackford served as Chief Executive Officer for ShopforSchool, Inc. He was the Chief Operating Officer for Value Rx from 1995 to 1998 and the Chief Operating Officer and Chief Financial Officer of MedIntel Systems Corporation from 1993 to 1994. Mr. Blackford is a director of Universal Hospital Services, Inc., a public reporting company, and served on the Board of Directors of Compex Technologies, Inc., a public reporting company, from 2005 until its acquisition by Encore Medical Corporation.

Martin J. Emerson	Mr. Emerson has served as a director of Wright since 2006. He currently serves as President, Chief Executive Officer, and Director of Galil Medical, a private medical device company. He was the President and Chief Executive Officer and a director of American Medical Systems Holdings, Inc., a medical device company, from 2005 to 2008, where he also served as the President and Chief Operating Officer from 2004 to 2005, the Executive Vice President of Global Sales and Marketing and Chief Operating Officer from 2003 to 2004, and a Vice President and the General Manager of International from 2000 to 2002.

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Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Mr. Emerson has over 23 years of experience in the medical device industry. He was the General Manager and Finance Director in Singapore for Boston Scientific Corporation from 1998 to 2000. Mr. Emerson was the Vice President and Regional Financial Officer in Singapore for MasterCard International Incorporated from 1997 to 1998. He also held management positions with Baxter International Inc. from 1985 to 1997, most recently as the Vice President of Finance of its Hospital Business division. Mr. Emerson is a director of Incisive Surgical, Inc., a private company.

Lawrence W. Hamilton	Mr. Hamilton has served as a director of Wright since 2007. Mr. Hamilton served as the Senior Vice President, Human Resources at Tech Data Corporation, a distributor of information technology, from 1996 to 2006, and as the Vice President, Human Resources from 1993 to 1996. Mr. Hamilton served in a variety of human resource management positions with Bristol-Myers Squibb Company from 1985 to 1993, including Vice President, Human Resources and Administration at Linvatec Corp., an arthroscopic and endoscopic division of Bristol-Myers Squibb Company, from 1991 to 1993. Mr. Hamilton is a certified Senior Professional in Human Resources and recently received the Certified Compensation Professional designation from the American Compensation Association.

Ronald K. Labrum	Mr. Labrum has served as a director of Wright since February 9, 2011. Since 2007, he has served as the Chief Executive Officer of Fenwal, Inc., a provider of products and technologies that support and improve blood collection, processing and transfusion medicine. From 2004 to 2006, Mr. Labrum served as CEO of Cardinal Health, Inc.’s Healthcare Supply Chain Services, which includes medical products distribution, pharmaceutical distribution, nuclear pharmacy services and the specialty distribution businesses of Cardinal Health, Inc. During 2004, Mr. Labrum served as Chairman and CEO of Integrated Provider Solutions and Cardinal Health – International, both divisions of Cardinal Health, Inc. Prior to 2004, Mr. Labrum served as executive vice president of Cardinal Health, Inc. and Group President of the Medical Products and Services segment. Mr. Labrum joined Cardinal Health in 1999 with the acquisition of Allegiance Healthcare Corporation, originally American Hospital Supply Corp., where he was president of Allegiance Manufacturing and Distribution.

John L. Miclot	Mr. Miclot has served as a director of Wright since 2007. He is currently the CEO and a director at Tengion Inc., a publicly traded company that is focused on organ and cell regeneration. Prior to joining Tengion Inc. in December 2011, he was an executive in residence at Warburg-Pincus. Prior to that, he was the President and Chief Executive Officer of CCS Medical, Inc., a provider of products and services for patients with chronic diseases, from 2008 to 2010. He was the President and Chief Executive Officer of Respironics, Inc., a provider of sleep and respiratory products, from 2003 until 2008. Mr. Miclot served in various positions at Respironics, Inc. from 1998 to 2003, including Chief Strategic Officer and President of the Homecare Division. His previous employer, Healthdyne Technologies, Inc., a medical device company, was acquired by Respironics, Inc. in 1998. Mr. Miclot served as Healthdyne Technologies,

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Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Inc.’s Senior Vice President, Sales and Marketing, from 1995 to 1998. He began his medical career at DeRoyal Industries, Inc., Baxter International Inc., Ohmeda Medical, Inc., and Medix Inc. Mr. Miclot served as a director of ev3, Inc., a global endovascular device company, prior to the sale of the company in 2010. Currently, Mr. Miclot is a director of Dentsply International, a publicly traded company, chairman of the Board of Directors of Breathe Technologies, Inc., a private company, as well as a director of the Pittsburgh Zoo & PPG Aquarium and Burger King Cancer Caring Center, both charitable institutions.

Robert J. Palmisano	Mr. Palmisano has served as a director of Wright and Wright’s President and Chief Executive Officer since September 17, 2011. Prior to joining Wright, Mr. Palmisano served as President and Chief Executive Officer of ev3, Inc., a global endovascular device company, from April 2008 to July 2010, when it was acquired by Covidien plc. From 2003 to 2007, Mr. Palmisano was President and Chief Executive Officer of IntraLase Corp. Before joining IntraLase, Mr. Palmisano was President and Chief Executive Officer of MacroChem Corporation from 2001 to 2003 Mr. Palmisano is currently a Venture Partner of SV Life Sciences and serves on the Board of Directors of Bausch & Lomb and the Providence College Board of Trustees. During the past five years, Mr. Palmisano previously served on the Board of Directors of ev3, Inc., Osteotech, Inc., and Abbott Medical Options, Inc., all public companies.

Amy S. Paul	Ms. Paul has served as a director of Wright since 2008. Ms. Paul retired in 2008 following a 26-year career with C.R. Bard, Inc., a medical device company, most recently serving as the Group Vice President-International since 2003. She served in various positions at C.R. Bard, Inc. from 1982 to 2003, including President of Bard Access Systems, Inc., President of Bard Endoscopic Technologies, Vice President and Business Manager of Bard Ventures, Vice President of Marketing of Bard Cardiopulmonary Division, Marketing Manager for Davol Inc., and Senior Product Manager for Davol Inc. Ms. Paul is a director of Viking Systems, Inc., a publicly traded company, and is a commissioner of the Northwest Commission on Colleges and Universities.

Robert J. Quillinan	Mr. Quillinan has served as a director of Wright since 2006. He retired in 2003 following a 23-year career with Coherent, Inc., a leading supplier of lasers, precision optics, and related accessories used in commercial and scientific research applications. At Coherent, Inc., Mr. Quillinan served as Executive Vice President of Mergers and Acquisitions from 2002 to 2003, Executive Vice President and Chief Financial Officer from 1983 to 2002, Vice President and Treasurer from 1982 to 1983, and Corporate Controller from 1980 to 1982. He was the Director of Financial Services for Synertek, Inc. from 1978 to 1980 and an audit manager for Main, LaFrentz & Co. from 1971 to 1978. Mr. Quillinan was a director of Iverson Genetic Diagnostics, Inc., a private company, from 2009 to August 2010.

Robert J. Palmisano	See information provided above.

Lance A. Berry	Mr. Berry has served as Wright’s Senior Vice President and Chief Financial Officer since 2009. He joined

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Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Wright in 2002, and, until his appointment as Chief Financial Officer, served as Vice President and Corporate Controller. Prior to joining Wright, Mr. Berry served as audit manager with the Memphis, Tennessee office of Arthur Andersen LLP from 1995 to 2002. Mr. Berry is a certified public accountant, inactive.

Timothy E. Davis, Jr.	Mr. Davis has served as Wright’s Senior Vice President, Corporate Development since January 2010 and Wright’s interim head of Research and Development since May 2011. Mr. Davis previously served as Wright’s Vice President, Business Development from 2006. He was a partner with MB Venture Partners, LLC, a medical technology and life sciences venture capital firm specializing in musculoskeletal diseases, from 2004 to 2006. Mr. Davis was Vice President of Vector Fund Management, a healthcare and life sciences venture capital firm, from 1997 to 2004. He was a Senior Consultant at Gemini Consulting Group, a healthcare consulting firm, from 1995 to 1997 and a Sales Specialist at Parke-Davis Company, a pharmaceutical company, from 1992 to 1994.

Daniel Garen	Mr. Garen has served as Wright’s Senior Vice President, Chief Compliance Officer since January 2012. Prior to joining Wright, Mr. Garen served in various legal, compliance and regulatory positions with Siemens AG. Mr. Garen served as Chief Compliance Officer and Senior Counsel from January 2007 to August 2010 and he most recently held the position of Vice President, Healthcare Policy and Clinical Affairs until January 2012 at Siemens Healthcare Sector US. Prior to joining Siemens, Mr. Garen held senior counsel and compliance officer positions with Bayer Healthcare from September 2003 to January 2007.

William L. Griffin, Jr.	Mr. Griffin has served as Wright’s Senior Vice President, Global Operations since 2008. Prior to joining Wright, Mr. Griffin had global responsibility for all operations at Smith & Nephew, Inc. since 2002. From 1997 until 2002, he held positions at Johnson & Johnson Medical, including serving as its Vice President and General Manager. Mr. Griffin began his career in the medical device industry with Becton, Dickinson and Company where he spent 23 years with the final position of Vice President of Global Supply Chain Services.

James A. Lightman	Mr. Lightman has served as Wright’s Senior Vice President, General Counsel and Secretary since December 29, 2011. Prior to joining Wright, Mr. Lightman served in various legal and executive positions with Bausch & Lomb Incorporated. From February 2008 to November 2009, Mr. Lightman served as Vice President and Assistant General Counsel of Bausch & Lomb, and most recently held the position of Vice President, Global Sales Operations until August 2011. From June 2007 to February 2008, he served as Vice President and General Counsel of Eyeonics, Inc. Prior to joining Eyeonics, Mr. Lightman served as Senior Vice President and General Counsel of IntraLase Corp. from February 2005 to April 2007.

Edward A. Steiger	Mr. Steiger has served as Wright’s Senior Vice President, Human Resources since January 2010, and was previously Wright’s Vice President, Human Resources from 2008 to January 2010. He has ten years of experience in the medical device industry and 37 years of experience related to various aspects of human

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Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
resources. Prior to joining Wright, Mr. Steiger was employed by Sempra Energy as Vice President, Human Resources for its global businesses from 2003 to 2008. From 1998 to 2003, Mr. Steiger worked for Monsanto Company, most recently as its Vice President, Global Staffing. From 1992 to 1997, Mr. Steiger was Vice President, Human Resources for Tastemaker, a specialty chemical/flavor partnership between Mallinckrodt Inc. and Hercules Incorporated. From 1985 to 1992, Mr. Steiger held a number of key positions at Allergan, Inc. a global eye care pharmaceutical and medical device company.

Eric A. Stookey	Mr. Stookey has served as Wright’s Senior Vice President and Chief Commercial Officer since January 2010. Mr. Stookey has served Wright in various other marketing and sales positions from 1995 to January 2010, including as our Vice President, North American Sales from 2007 to January 2010, as Wright’s Vice President – U.S. Sales from 2005 until 2007, as our Senior Director of Sales – Central Region from 2003 to 2005 and as our Director of Marketing for Large Joint Reconstruction Products from 2001 to 2003. He was employed by DePuy Orthopedics, Inc. from 1993 to 1995.

Julie D. Tracy	Ms. Tracy has served as Wright’s Senior Vice President, Chief Communications Officer since October 2011. Prior to joining Wright, Ms. Tracy most recently served as Chief Communications Officer for Epocrates, Inc. from March 2011 to October 2011. From January 2008 to July 2010, Ms. Tracy was Senior Vice President and Chief Communications Officer for ev3 Inc. Prior to ev3, Ms. Tracy held marketing and investor relations positions at Kyphon Inc. from January 2003 to November 2007 and Thoratec Corporation from January 1998 to January 2003.

John T. Treace	Mr. Treace has served as Wright’s Senior Vice President, Global Marketing and U.S. Sales since January 2010. Mr. Treace previously served as Wright’s Vice President, Biologics and Extremities Marketing from 2005 to January 2010. He served as Wright’s Vice President and General Manager – Biologics and Extremity Marketing from 2003 to 2005 and the Senior Director – Biologics Marketing from 2001 to 2003. Mr. Treace was the Director of Marketing of Medtronic Xomed, Inc., and its predecessor, Xomed Surgical Products, Inc., from 1996 to 2000. He was the Director of Marketing of TreBay Medical Corp. from 1994 to 1996.

Jennifer S. Walker	Ms. Walker has served as Wright’s Senior Vice President, Process Improvement since December 2011. Prior to this role, she had served as the Wright’s Vice President & Corporate Controller since December 2009. Since joining our financial organization in 1993, she has also served as Assistant Controller, Director, Financial Reporting & Risk Management, Director, Corporate Tax & Risk Management and Tax Manager. Prior to joining Wright, Ms. Walker was a senior tax accountant with Arthur Andersen LLP. Ms. Walker is a certified public accountant.